[Bryan Cave LLP Letterhead]
July 6, 2010
VIA EDGAR
Ms. Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	American Italian Pasta Company Schedule TO-T Filed June 24, 2010 by Ralcorp Holdings, Inc. and Excelsior Acquisition Co. File No. 5-53419
Dear Ms. Griffith:
I am writing this letter on behalf of Ralcorp Holdings, Inc. (“Ralcorp”) and Excelsior Acquisition Co. (“Purchaser” and, together with Ralcorp, the “Filing Persons”) in response to the comment letter of the Staff of the Commission dated July 2, 2010 regarding the above-referenced filing. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Filing Persons’ response.
The numbered paragraphs below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.
Offer to Purchase
Acceptance for Payment and Payment for Shares, page 11
1. We note your disclosure that you may delay payment for shares in order to comply with applicable law, subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c). As you know, Rule 14e-1(c) requires that you pay for the shares or return them promptly to security holders following expiration, subject only to delays occasioned by pending regulatory approvals. Amend your disclosure to accurately reflect the requirements of the rule, rather than implying that you could comply with the rule and delay payment in order to comply with applicable law.
Pursuant to Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”), the Filing Persons have amended the last sentence of the first paragraph under Section 2 (“Acceptance for Payment and Payment for Shares”) to read as follows:

“Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of, and thereby delay payment for, Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals.”
2. We note that the filing persons have reserved the right to transfer the right to purchase the shares to an affiliate. Please note that if you transfer this right, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.
The Filing Persons hereby confirm their understanding of the foregoing requirements.
Material U.S. Federal Income Tax Consequences, page 15
3. Item 1004(a)(1)(xii) requires you to disclose the material federal income tax consequences of the transaction. Confirm that you have stated all of the material tax consequences, and remove the language in the first line of this section that limits the disclosure to “a summary of certain” material federal tax consequences.
The Filing Persons confirm that they have stated all of the material U.S. federal income tax consequences and, pursuant to Amendment No. 2, have amended the first sentence of Section 5 (“Material U.S. Federal Income Tax Consequences”) to read as follows:
“The following sets forth the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased for cash pursuant to the Offer or whose Shares are converted to cash pursuant to the Merger.”
Source and Amount of Funds, page 22
4. Confirm your understanding that you must file the documentation governing the credit Facility when it has been finalized, pursuant to Item 1016(b) of Regulation M-A.
The Filing Persons acknowledge their obligation to file the documentation governing the credit facility when it has been finalized, pursuant to Item 1016(b) of Regulation M-A.
Conditions to the Purchaser’s Obligations, page 43
5. You state in the first sub-paragraph that the condition will be triggered if any event or condition occurs or is likely to occur that, in your judgment “is likely to have a Material Adverse Effect on the company or Ralcorp.” In the absence of any objective criteria for the determination of the existence of a condition such as a standard of criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to clarify your intention to include an objective standard for the assertion or waiver of the conditions with respect to materiality determination in this sub-paragraph.
Pursuant to Amendment No. 2, the Filing Persons have amended clause (D) of the first sub-paragraph under Section 15 (“Conditions to Purchaser’s Obligations”) to read as follows:
“that otherwise, in the reasonable judgment of Ralcorp, is likely to have a Material Adverse Effect on the Company or Ralcorp;”
Miscellaneous, page 46
6. You state that the Offer “is not being made to, [n]or will tenders be accepted from or on behalf of holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.” The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14d-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.
The Filing Persons confirm that they intend to limit the tender offer solely in reliance on Rule 14d-10(b)(2), and, pursuant to Amendment No. 2, have amended the first sentence under Section 19 (“Miscellaneous”) to read as follows:
“Purchaser is making the Offer to all holders of Shares other than the Company. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.”

     In connection with the foregoing, the Filing Persons acknowledge that:
•	Each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Filing Persons appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact the undersigned via telephone at (314) 259-2450 or via facsimile at (314) 552-8450 or R. Randall Wang via telephone at (314) 259-2149 or via facsimile at (314) 552-8149.
Sincerely,
/s/ William F. Seabaugh

William F. Seabaugh, Esq.
Bryan Cave LLP